GREENBERG FINANCIAL GROUP, INC.

Financial Statements
and Supplementary Information

For the year ended December 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48382

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __GreenbergFinancialGroup__

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__4511NCampbellAve#255__
(No. and Street)

__Tucson__	__Arizona__	__85718__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__SusanJMaxwell__	__5205444909__	sue@greenbergfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__R&ACPAs__
(Name – if individual, state last, first, and middle name)

4542EastCampLowellDr.,Suite100	__Tucson__	__AZ__	__85712__
(Address)	(City)	(State)	(Zip Code)
__9/1/2009__		__3707__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, DeanGreenberg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GreenbergFinancialGroup, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature] 02/22/24

Notary Public

CLAUDIA ENRIQUEZ
MY COMMISSION EXPIRES 04-08-2025
COMM. # 599843
PIMA COUNTY
NOTARY PUBLIC - STATE OF ARIZONA

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GREENBERG FINANCIAL GROUP, INC.

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
FINANCIAL STATEMENTS:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-15
SUPPLEMENTARY INFORMATION:	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	16
Reconciliation of Net Capital under Rule 17a-5(d)(4) of the Securities and Exchange Commission	17
Statement Pertaining to Exemptive Provisions under 15c3-3(k)	18
OTHER INFORMATION	
Review Report of Independent Registered Accounting Firm	19
Exemption Report	20
Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures	21
Form SIPC-7 General Assessment Reconciliation	22



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Greenberg Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Greenberg Financial Group, Inc. (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental schedules of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, reconciliation of net capital under Rule 17a-5(d)(4) of the Securities and Exchange Commission, and statement pertaining to exemptive provisions under 15c3-3(k) have been subjected to audit procedures performed in conjunction with the audit of Greenberg Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedules of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, reconciliation of net capital under Rule 17a-5(d)(4) of the Securities and Exchange Commission, and

statement pertaining to exemptive provisions under 15c3-3(k) are fairly stated, in all material respects, in relation to the financial statements as a whole.

R&A CPAs

A Professional Corporation

We have served as the Company's auditor since 2015.

Tucson, Arizona

Fenburary 29, 2024

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	194,987
Marketable securities		163,709
Other receivables		1,229
Prepaid expenses		18,260
Total current assets		378,185

LONG-TERM ASSETS

Property and equipment, net	16,822
Operating lease, right-of-use asset	672,402
Cash surrender value of life insurance, net	650,959
RBC custody and clearing deposit	35,000
Total long-term assets	1,375,183

TOTAL ASSETS	$	1,753,368

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable	$	31,125
Accrued payroll and related taxes		12,012
Accrued interest		1,145
Current portion of operating lease liability		63,798
Retirement plan payable		33,855
Total current liabilities		141,935

LONG-TERM LIABILITIES

Operating lease liability, less current portion	651,746
Total liabilities	793,681

STOCKHOLDER'S EQUITY

Common stock, no par value;	
1,000,000 shares authorized, 8,667 shares issued	
and outstanding	549,319
Treasury stock (667 shares)	(58,000)
Retained earnings	468,368
Total stockholder's equity	959,687

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,753,368

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF OPERATIONS
Year Ended December 31, 2023

REVENUES

Revenues from contracts with customers:

Management and investment advisory fees	$	2,131,442
Commission income		185,407
Broker-dealer income		170,797
Total revenues		2,487,646

EXPENSES

Employee compensation and benefits	1,485,200
Advertising, promoting and seminars	341,373
Occupancy costs	179,537
Office expenses	71,827
Professional and consulting fees	144,984
Floor brokerage, exchange and clearance fees	213,295
Quotation services and communications	106,759
Interest expense	587
Total expenses	2,543,562

NET OPERATING INCOME (55,916)

Other income (expense)

Investment income	91,095
Rental income	15,600
Employee Retention Credit	55,788

Other income (expense) 162,483

NET INCOME $ 106,567

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2023

| | Common Stock | | Treasury Stock | | Retained | Total |
	Shares	Amount	Shares	Amount	Earnings	
BALANCE, DECEMBER 31, 2022	8,667	$ 549,319	667	$ (58,000)	$ 444,170	$ 935,489
Contributions	-	-	-	-	-	-
Distributions	-	-	-	-	(82,369)	(82,369)
Net Income	-	-	-	-	106,567	106,567
BALANCE, DECEMBER 31, 2023	8,667	$ 549,319	667	$ (58,000)	$ 468,368	$ 959,687

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	106,567
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		9,687
Increase in cash surrender value of life insurance		(46,382)
Realized gain on sale of marketable securities		(26,038)
Unrealized gain on marketable securities		(61,693)
Effects of changes in operating assets and liabilities:		
Other receivables		(610)
Prepaid expenses		(2,548)
Operating lease, right-of-use asset		61,844
Accrued interest		82
Accounts payable		4,230
Accrued payroll and related taxes		2,741
Operating lease liability		(59,496)
Retirement plan payable		(11)
Net cash provided by operating activities		(11,627)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of marketable securities	(2,114,683)
Proceeds on sale of marketable securities	2,145,178
Repayment of withdrawals from life insurance policies	(36,233)
Net cash used in investing activities	(5,738)

CASH FLOWS FROM FINANCING ACTIVITIES

Margin account payable, net	(23,509)
Stockholder distributions	(82,369)
Net cash used in financing activities	(105,878)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(123,243)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		318,230
CASH AND CASH EQUIVALENTS, END OF YEAR	$	194,987

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for:		
Interest	$	4,808

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Business</u>

Greenberg Financial Group, Inc. (the "Company") (an S Corporation) was incorporated under the laws of the State of Arizona in 1998. The Company has been a registered investment advisory firm since its inception. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

The Company executes all of its brokerage transactions through a third-party clearinghouse and does not take possession of any of its clients' investment instruments.

<u>Use of Estimates in Preparation of Financial Statements</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

The Company considers all investments with original maturity of three months or less to be cash equivalents.

<u>Investment Valuation and Income Recognition Policy:</u>

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Investment expenses are recorded as a reduction in investment earnings.

GAAP establishes the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

<u>Level 1</u>   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

<u>Level 2</u>   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the assets or liabilities;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

<u>Level 3</u>   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company invests in various securities as follows:

Exchange Traded Funds
> Investments in exchange traded funds are valued at the prices reported by nationally recognized exchanges at the close of business, which represents fair value. Exchange traded funds are generally categorized as a level 1 investment in the fair value hierarchy.

Common Stock
> Investments in common stock, which from time-to-time may include securities sold short, are valued at the prices reported by nationally recognized exchanges at the close of business, which represents fair value. Common stock is generally categorized as a level 1 investment in the fair value hierarchy.

Option Contracts
> From time-to-time the Company invests in options contracts, including both put and call options. Generally, these contracts are for purchases or sales of equity securities including exchange traded funds. The Company values option contracts that are listed on national securities exchanges at their last reported price. The Company values options traded on the Over-the-Counter markets using the midpoint between the last reported bid and ask prices. Options are generally categorized as a level 1 investment in the fair value hierarchy.

Receivables

The Company records accounts receivable at the contractual amount and an offsetting allowance for credit losses for amounts estimated to be uncollectible over the life of the asset. The allowance for credit losses is estimated using a loss-rate method that considers historical collection experience, the age of the accounts receivable balances, the credit quality and risk of our customers, any specific customer collection issues, current economic conditions, and other micro or macro-economic factors that may impact our customers' ability to pay. We also consider reasonable and supportable forecasts of future economic conditions and the expected impact on customer collections. At the time a receivable is determined to be uncollectible, the balance is written off against the allowance for credit losses.

Property and Equipment

Property and equipment in excess of $3,000 is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred. When items of property or equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in current income.

Depreciation has been computed over the following estimated useful lives:

Office equipment	5 – 7 years
Office furniture	7 – 10 years
Leasehold improvements	7 – 10 years

Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by

which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. No impairment of assets is recorded for the year ending December 31, 2023.

ADOPTION OF NEW ACCOUNTING STANDARD

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASC 326") which introduced a new credit loss methodology entitled Current Expected Credit Losses ("CECL"). The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities, trade receivables, and other financial assets commencing at the time the financial asset is originated or acquired. The methodology replaces the multiple existing impairment methods in historical GAAP, which generally require that a loss be incurred before it is recognized ("Incurred Loss Model").

The Company adopted ASC 326 and all related subsequent amendments thereto effective on January 1, 2023, using the modified retrospective approach. Accordingly, results for reporting periods beginning on January 1, 2023, are presented under CECL while prior periods continue to be reported in accordance with the incurred loss model as previously applicable. As of January 1, 2023, the Company determined that an adjustment to the previously reported allowance for doubtful accounts on accounts receivable to conform with ASC 326 was not necessary.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Cash Surrender Value of Life Insurance

The cash surrender value of the life insurance relates to policies covering the Company's stockholder. The ultimate performance of the life insurance policies is dependent upon the insurance company's ability to honor the policies. The Company is the owner and beneficiary of the policies.

Correspondence Deposit

The Company has an interest-bearing deposit of $35,000 held by the clearing firm on December 31, 2023.

Revenue from Contracts with Customers

As a registered investment advisor and broker-dealer, the Company receives revenue from multiple sources. The recognition and measurement of revenue is based on the assessment of individual contract terms and significant judgment is required to determine whether performance obligations are satisfied over time or at a particular point in time. Certain expenses directly associated with generating revenue have been reported in the floor brokerage, exchange and clearing fees expense and the quotation services and communications expense line items.

Investment Advisor Revenue

Revenue from portfolio management services is based on a contracted percentage of the customer's assets under management. The fee is negotiated with each client based on a number of circumstances, such as account size, investment objective and portfolio composition. The fee charged for portfolio services will be either directly debited from the clients account or billed at the client's request on the first day of each quarter, in advance based on the value of the portfolio at the end of the previous quarter. The company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company recognizes the quarterly income in monthly intervals by deferring 2/3rds of the fee the first month, and 1/3rd the second month, because the fees relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Accounts opened during a quarter are charged on a prorated basis for the partial quarter in which they are opened and will be assessed fees for the entire quarter in which they are closed. An account can be terminated by either party upon written notice to the other party.

Commissions and Broker-Dealer Revenue

Revenue from commissions is based on a commission fee schedule, based on factors including cost of equity and number of shares. When a customer opens a brokerage account, they are given the commission fee schedule. Each time a customer enters into a buy or sell transaction, the Company charges a commission. If a client has an advisory account, all the commissions on the brokerage side are a flat $30.00 fee. The Company also receives revenue from the clearing firm in the form of concessions for money fund balances, postage rebates, and mutual fund trails. The Company may also receive trails for variable annuities, or insurance products. Fixed amounts for commissions and related clearing expenses are recorded on the trade date as the Company believes that the performance obligation is satisfied when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and reward of ownership have been transferred to/from the customer. Variable amounts for broker-dealer fees and trails are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Commissions and Broker-Dealer Revenue, continued

As the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Trails recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Rent Income

The Company rents a section of their office to an unrelated party on a month-to-month basis. For the year ended December 31, 2023, the Company reported $15,600 in income as a result of this activity.

Advertising Costs

The cost of advertising is expensed when incurred. Advertising expenses were $205,292 for the year ended December 31, 2023, and are included in advertising, promoting and seminars in the accompanying statement of operations.

Income Taxes

The Company, with the consent of its Stockholder, has elected to be taxed under sections of federal and state income tax law as an S corporation. As a result of this election, no income taxes are paid by the Company. Instead, the Stockholder separately pays tax on their pro-rata shares of the Company's income, deductions, losses, and credits.

Subsequent Events

Management evaluated events and transactions for subsequent events that would impact the financial statements for the year ended December 31, 2023, through February 29, 2024, the date the financial statements were available to be issued.

NOTE 2 – PROPERTY AND EQUIPMENT

A summary of property and equipment follows:

Office equipment	$	100,819
Office furniture		27,350
Leasehold improvements		96,442
		224,611
Less accumulated depreciation and amortization		(207,789)
Net property and equipment	$	16,822

Depreciation expense was $9,687 for the year ended December 31, 2023.

NOTE 3 – LINE OF CREDIT

The Company has a $250,000 revolving line of credit with a bank which matures in May 2024 and is payable in monthly, interest-only payments. Amounts drawn against the line of credit are payable on demand and bear interest at the Wall Street Journal (WSJ) prime rate plus .25%, with a base rate of 5.75%. The WSJ prime rate was 8.5% on December 31, 2023. The stockholder of the Company is a co-borrower on the line of credit. The line of credit is collateralized by the Company's accounts, investments, general intangibles, and equipment. On December 31, 2023, the Company had no outstanding balance.

NOTE 4 – LEASES

The Company leases office space from an entity partly owned by its stockholder under a noncancelable operating lease. The initial lease term was for five years of which two years, ten months remain. The lease contains two options to renew for five years each and is classified as an operating lease.

Operating leases are included in operating lease right-of-use (ROU) assets, other current liabilities, and operating lease liabilities in our balance sheet. The Company has no finance leases.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the current operating lease does not provide an implicit rate, to determine the present value of lease payments, management used the Company's incremental borrowing rate of 7% based on the information available at the implementation date of ASC 842 over the remaining lease term of 12.83 years. Operating lease ROU assets also include any lease payments made and excludes any lease incentives. Variable lease costs are not included in the ROU asset as they are subject to adjustments periodically. Lease expense for lease payments is recognized on a straight-line basis over the lease term. There are two options to extend the lease for five years each, which are considered when assessing the value of the ROU assets. It is reasonably certain the options will be exercised.

Additional information about the Company's lease is as follows:

Lease Costs (included in operating expense):		
Operating lease costs	$	114,211
Variable costs (common area maintenance, taxes, and insurance)		38,139
Total lease costs	$	152,350

NOTE 4 – LEASES, continued

Maturities of operating lease liability as of December 31, 2023:

Year ending December 31:

2024	$	63,798
2025		68,410
2026		75,412
2027		91,514
2028		98,129
Thereafter		318,281
Total lease payments		715,544
Less current portion of operating lease liability		(63,798)
Operating lease liability, less current portion	$	651,746

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company purchases its advertising media services from an agency owned by the stockholder's spouse. During the year ended December 31, 2023, this agency was paid $111,525.

The Company leases its office space from a related party as described in Note 4.

NOTE 6 – RETIREMENT PLAN

The Company has a 401(k)-profit sharing plan (the "Plan") covering substantially all employees. Participants may voluntarily contribute a percentage of their compensation, subject to annual statutory limitations. The Company matches voluntary employee contributions to the Plan based on a percentage of salary contributed by the participants. The Company accrued a matching contribution of $33,855 for the year ended December 31, 2023. The Company did not elect to make a discretionary profit-sharing contribution for the year ended December 31, 2023.

NOTE 7 – CONCENTRATIONS.

The company conducts most of its business with residents of Southern Arizona and could be materially affected by economic fluctuations in that geographic area, as well as changes in the stock market.

The Company maintains its cash balances in financial institutions in Tucson, Arizona. The Company continually monitors its positions with, and the credit quality of, the financial institutions holding Company deposits. From time-to-time, the Company maintains balances in various operating accounts in excess of Federal Deposit Insurance Corporation insured limits. Management does not believe it is exposed to any significant credit risk on cash and cash equivalents on December 31, 2023.

NOTE 8 – STOCKHOLDER'S AGREEMENT

The Company has a stockholder's agreement of which key provisions include:

- The Company must make advance disclosure to its stockholder of any proposed employment or independent contractor relationships with the Company by persons or companies related to any stockholder. If the required disclosures are not made, the Company may demand a refund of all moneys paid to such related party.

- If the stockholder desires to sell his shares of stock in the Company, the Company has the first option to purchase the shares.

- The Company shall pay for $1 million of insurance on the life of the stockholder. Upon the death of the stockholder, his spouse must relinquish 30% of the stock owned to the Company. The Company must also pay the spouse any differential arising from value of the surrendered stock in excess of the life insurance proceeds. A current employee, if full-time at the time of the Stockholder's death, shall have the first option to purchase this 30% interest at the amount paid to the spouse, with terms to be not less than five years with interest of not less than prime plus 1%.

- In the event of the death of the stockholder, the Company shall be obligated to continue paying 50% of his compensation at that time to the spouse until she reaches age 65. No accruals are reflected in these financial statements for these contingent liabilities.

NOTE 9 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Broker-dealers must maintain minimum net capital requirements. The Company typically computes its net capital using the aggregate indebtedness standard method with the minimum requirement provided for broker-dealers that conduct all customer transactions through another broker-dealer on a fully disclosed basis. Required minimum net capital is the greater of $100,000 or 1/15th of the aggregate indebtedness. On December 31, 2023, the Company had net capital of $900,049 which was $800,049 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 88% to 1.00.

NOTE 10 – FINANCIAL INSTRUMENTS

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, other receivables, cash surrender value of life insurance and RBC Custody & Clearing deposit. The amounts reported in the accompanying statement of financial position approximate fair value and represent the total loss that could occur if the accounts became uncollectable.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company's exposure to credit risk associated with the non-performance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers or counter-parties ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

NOTE 11 – INVESTMENT INCOME

The financial statement value and cost basis of investments are summarized as follow as of December 31, 2023:

	2023 Financial statement value	2023 cost
Marketable securities		
Exchange Traded Funds	$24,848	24,932
Common stock	138,866	111,561
Equity puts and calls	-	6,332
Total marketable securities	163,714	142,825
Short position	(5)	(1,205)
Total marketable securities net of short position	$163,709	$141,620

Investments at fair value as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
		$ -	$	
Exchange Traded Funds	$ 24,848		-	$ 24,848
Common stock	138,866	-	-	138,866
Equity puts and calls	-	-	-	-
Total investments at fair value	163,714	-	-	163,714
Short position	(5)			(5)
Total investments at fair value net of short positions	$163,709			$163,709

GREENBERG FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

The brokerage account holding the marketable securities includes a margin account feature, whereby the Company may borrow funds using the securities in the portfolio as collateral. The margin account payable was $0 as of December 31, 2023.

Investment income consisted of the following for the year ended December 31:

	2023
Interest and dividends	$ 493
Realized gains (losses)	26,038
Change in unrealized gains (losses)	61,693
Investment fees	(400)
Interest Income	3,271
Total investment income (loss)	$ 91,095

NOTE 12 – INCOME TAXES

No provision for income taxes is made since the Company is a flow-through entity for tax purposes. All income, losses and tax credits flow through to the stockholder who reports them on his income tax returns.

The Company follows the Financial Accounting Standards Board's requirements for accounting for uncertain tax positions. The Company had determined that it is not required to record a liability related to uncertain tax positions as a result of these requirements.

The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date filed. The Company's Arizona income tax returns generally remain subject to examination by the Arizona Department of Revenue for four years from the date filed.

NOTE 13 – LEGAL CONTINGENCIES

 The Company is periodically a party to various legal actions which arise in the normal course of business, the aggregate effect of which, in management's opinion, would not be material to the Company's financial condition.

NOTE 14 – COMMITMENTS

In August 2023, the Company renegotiated the noncancelable agreement to receive web design and various monthly marketing services for a period of 12 months. The monthly services renewed in September 2023 at the new rate of $595 a month. As of December 31, 2023, the future minimum payments due under this new agreement are $4,760.00.

NOTE 15 – KEY PERSONNEL LIFE INSURANCE POLICY

In January 2022, the corporation resolved to take out a life insurance policy on David Sherwood. The policy will be in effect for ten years to cover costs associated with replacing him, by one or more persons, and training. The face value of the policy is $500,000.00, and yearly premiums total $26,670.

<u>SUPPLEMENTARY INFORMATION</u>

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2023

NET CAPITAL

Stockholder's equity, total capital		$ 959,687
Deduct non-allowable assets:		
Prepaid Expenses	$ 18,260	
Non-indebted property and equipment, net	$ 16,822	
Accounts receivable from non-customers	$ -	
Haircuts for marketable securities - 15%	$ 24,556	
		59,638

NET CAPITAL $ 900,049

Computation of net capital requirements:

Total liabilities per statement of financial condition	$ 793,681
Less non-aggregate indebtedness liabilities	
Total aggregate indebtedness	$ 793,681
Required amount	6-2/3%

Computed net capital requirement $ 52,912

Minimum net capital requirement $ 100,000

EXCESS NET CAPITAL $ 800,049

Net capital less 10% of aggregate indebtedness $ 780,049

Ratio of aggregate indebtedness to net capital   88%

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
RECONCILIATION OF NET CAPITAL UNDER RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2023

The differences that exist between the net capital computation in the accompanying financial statements and the corresponding calculations included in the Company's amended Form X-17A-5 Part IIA filing are immaterial.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT PERTAINING TO EXEMPTIVE
PROVISIONS UNDER 15c3-3(K)
December 31, 2020

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii)

Information Relating to Possession
and Controll Requirements
Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii)

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND EXEMPTION REPORT



R&A CPAs
A PROFESSIONAL CORPORATION

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Greenberg Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Greenberg Financial Group, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

R&A CPAs

A Professional Corporation

Tucson, Arizona

Fenburary 29, 2024

RandAcpas.com | P: (520) 881-4900 | F: (520) 881-1475 | 4542 E. Camp Lowell Dr., Ste. 100 Tucson, AZ 85712





GREENBERG
FINANCIAL GROUP

Exemption Report
Greenberg Financial Group
12/31/2023

Under provision 240.15c3-3 (k) of the Securities and Exchange Act, Greenberg Financial Group qualifies for the exemption from section 240.15c3-3(k) (2) (ii).

Greenberg Financial Group as an introducing broker/dealer did not accept any customer checks written to the firm, nor did the firm receive any customer securities. The firm's minimum net capital requirement for 2023 was $100,000.00.

To the best of my knowledge Greenberg Financial Group has met all the requirements to claim the exemption and has not had any exceptions to the exemption provision, for the year ended December 2023.

Dean Greenberg
President
Greenberg Financial Group

4511 N. CAMPBELL AVE. #255, TUCSON, AZ 85718
(520)544-4909 ▪ FAX(520)544-0640 ▪ WWW.GREENBERGFINANCIAL.COM